UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: April 30, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#Q1_2020

April, 30th 2020

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Finance, Performance and Europe

Disclaimer

This presentation contains forward-looking statements about Orange's financial situation and results of operations. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. In particular, the consequences of the Covid-19 outbreak are uncertain; it could have an impact on the Group's business and financial situation and may exacerbate the risks that the Group could face. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 20 April 2020 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 21 April 2020 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
Q1 2020 highlights

Q1 20 key highlights

- Revenue and EBITDAaL growth despite 2 weeks of lockdown impact
- MEA, solid engine of revenue growth while France, Europe and Enterprise all growing slightly at different paces
- Accelerating Retail services revenue growth in France
- # 1 NPS in France

Covid 19 update

Resilience and solid balance sheet, with a close monitoring and getting ready for a safe restart

Successful crisis management

High network reliability: significant increase in traffic and teleworking, and QoS maintained

~100k employees working from home, with reliable home office tools and increased digitisation

Solid Balance Sheet and Liquidity

Impacts identified so far

Commercial dynamic slowdown as ¾ of shops closed in Europe

Retail roaming decrease

Churn + SAC/SRC decrease and some G&A cut

Clients and internal projects postponed

B2B : importance of network, collaboration, security services, but overall economic slowdown

Preparing for "life after the crisis"

Focus on Business recovery plan

Focus on digital inclusion

Digitization to accelerate

Leveraging on new ways of working to simplify

New customer behaviours to address accented focus on Home

Engage 2025

Q1 2020 key achievements

Multi- Services
Customers & offers

10m TV customers +3% yoy

2X more VOD sales in France during lockdown

orange bank **>580k** Customers

50% of new customers in Q1 subscribed to paying offers in France

Critical customer support excellence

Public sector (Medical sector, police)

Vital infrastructures

1 NPS

Connectivity
Customer base

Customers

Convergence

10.8m +3% yoy

VHBB

8.1m +21% yoy

customers , o/w 7.8m FTTH

Network
Leadership

42m VHBB connectable lines (+24% yoy) O/W 40m FTTH

5G

Q1 20 financial achievements

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified
All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

Revenue

€ 10.4 bn

+1.0% yoy in Q1

EBITDAaL

€ 2.6 bn

+0.5% yoy in Q1

1.6 € billion

eCAPEX

-3.1% yoy in Q1

1.0 € billion

EBITDAaL- eCAPEX

+6.8% yoy in Q1

Slowdown in eCAPEX driven by COVID crisis

Group	Telecom
Q1 2020 eCAPEX **€1.6bn** - 3.1% yoy - €51m yoy	**- 3.0%** **- €49m** yoy
	As % of rev. **15.1%** - 0.6 pt yoy

41.6m **VHBB** connectable lines**

FTTH connectable lines in France


+44%
12.4m
17.8m
1Q19
1Q20

FTTH connectable lines in Spain


+9%
13.3m
14.5m
1Q19
1Q20

FTTH connectable lines in Poland


+24%
3.5m
4.4m
1Q19
1Q20

FTTH roll-out acceleration in France

FTTH connectable homes in France


2.5 X
+10%
9.1m
0.6m
2.1m
0.6m
3.9m
1.6m
17.8m
FY 17 France
Q1 18
Q2-Q4 18
Q1 19
Q2-Q4 19
Q1 20
Q1 20 France

****VHBB > 100 Mbps**

Section two
Business review

Q1 2020 France

Total revenues supported by improvement of Retail services and growth of Wholesale services

in €m	Q1 20	Q1 19cb	yoy cb
Revenues	**4,431**	**4,409**	**+0.5%**
Retail services	2,692	2,693	0.0%
Convergent services*	1,137	1,078	+5.4%
Mobile only services	565	580	-2.7%
Fixed only services	991	1,034	-4.2%
Fixed only broadband	676	667	+1.4%
Fixed only narrowband	315	367	-14.2%
Wholesale	1,336	1,303	+2.6%
Equipment sales	252	297	-15.2%
Other revenues	151	117	+29.3%

*B2C only

Q1 20 quarterly ARPOs (in €) and growth, yoy:



Convergent
68.9
67.3
+1.5
67.1
68.6
Q1 19**
Q1 20
DCO
excl. DCO
Mobile only
16,8
16,7
-0,09
16,7
16,6
Q1 19**
Q1 20
DCO
excl. DCO
Broadband Only
36.4
36.3
-0.19
36.3
36.2
Q1 19
Q1 20
DCO
excl. DCO

**cb

Improvement of Retail services trend in Q1 20

Quarterly yoy growth excl. digital content offers (DCO)



1.6%
1.5%
1.5%
1.7%
2.2%
-0.7%
-0.9%
-0.9%
-0.6%
-0.1%
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
Retail Services excl. DCO
Retail Services excl .PSTN and DCO

Better trend in Q1 20 vs FY19 of Convergent and Fixed-Only ARPOs:



2.0%
1.5%
1.2%
1.6%
2.3%
0.8%
0.6%
0.0%
1.0%
-0.5%
-0.9%
-1.0%
-1.4%
-0.3%
-0.5%
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20
ARPO Convergent ***
ARPO Mobile only ***
ARPO Fixed only ***

*** Growth yoy, excl. digital content offers (DCO)

Q1 2020 France: commercial performance

Good performance in fixed, despite Covid-19 impact with a record Q1 in fiber

Mobile contract net adds (in '000s) and churn rate



net adds excl M2M
quarterly churn rate in %
12.3%
11.7%
+19
+61
+90
+47
-58
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20

1 NPS

55% of broadband B2C Customers are on Open convergent offers

Fixed BB net adds (in '000s)



FTTH
ADSL and others
+49
+41
+65
+49
+37
+168
+160
+178
+239
+192
-119
-119
-112
-190
-155
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20

4G 99% of 4G population coverage, #1 position 9 years in a row

85% of B2C voice contract customers have a 4G plan (+4pts yoy)

+2.0% Number of mobile lines per convergent offer (Q1 yoy growth)

17.8m of FTTH connectable homes (+44% yoy) o/w 3.5m FTTH customers (+28 %)

54% of FTTH adds* are new customers

+2.7pts Growth of B2C broadband convergent customer premium** mix, yoy

*gross adds + migration **Livebox Up, former Play and Jet

Q1 2020 Spain

Value proposal strengthened on high end, potential for volume catch-up on the low-end

in €m	Q1 20	Q1 19 cb	yoy cb
Revenues	**1,287**	**1,318**	**-2.4%**
Retail services	910	953	-4.6%
Convergent services*	517	530	-2.4%
Mobile only services	267	296	-10.0%
Fixed only services	124	125	-1.3%
Wholesale	220	210	+4.8%
Equipment sales	145	155	-6.3%
Other revenues	11	0	+0.0%

*B2C only

85% Convergence as % of broadband B2C customer base

80% Fiber penetration in BB customer base

68% 4G penetration in mobile customer base

17% TV penetration in BB customer base

Value proposal strengthening on the high end

Mobile convergent net-adds on Orange Brand in '000's



orange
Value**
Entry level
46
-109
28
-85
Q1 19 cb
Q1 20

** Love Intenso

>1m Subscribers to Orange unlimited offers launched in Feb 20

Convergent ARPO increase

In €



+€20ct
58.1
57.5
57.9
59.1
58.3
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20

Low-cost convergent net-adds ramping up

Amena BB net-adds in '000'



~x3
+6
+8
+11
+15
+17
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20

All low cost brands on Convergence in next few months

Q1 2020 Europe

Retail services accelerating at +4.3%, driven by convergence and IT & integration, with Wholesale back to positive territory

in €m	Q1 20	Q1 19 cb	yoy cb
Revenues	**1,401**	**1,396**	**+0.3%**
Retail services	921	883	+4.3%
Convergent services*	178	142	+25.3%
Mobile only services	515	529	-2.7%
Fixed only services	156	165	-5.2%
IT & integration services	72	48	+51.0%
Wholesale	260	259	+0.6%
Equipment sales	186	203	-8.3%
Other revenues	33	51	-34.2%

*B2C only

Revenue evolution (in €m)



1,396
+36
-14
-9
+24
+1
-17
-17
1,401
Retail services : +4.3% yoy
Q1 19 cb
Convergent
Mobile only
Fixed only
IT & integration
Wholesale
Equipment
Other
Q1 20

Poland, retail services evolution
(cb yoy in %)



total
excluding IT&IS
+0.5%
-0.9%
+0.7%
-1.1%
+5.1%
-1.7%
-2.7%
-1.9%
-2.1%
+0.2%
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20

Europe, mobile contract net adds
ex-M2M (in '000s)



Convergent
Mobile-only
% convergence in base
17%
19%
26
174
-148
62
111
-49
86
134
-49
101
148
-47
28
85
-57
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20

Europe, Fixed Broadband net adds
(in '000s)



Convergent
Broadband-only
% convergence in base
52%
58%
56
85
-29
38
66
-28
45
85
-40
72
92
-20
51
60
-8
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20

Q1 2020 Africa & Middle East

Ongoing strong performance

in €m	Q1 20	Q1 19 cb	yoy cb
Revenues	**1,445**	**1,360**	**+6.2%**
Retail services	1,233	1,131	+9.0%
Mobile only services	1,094	1,009	+8.4%
Fixed only services	133	119	+12.0%
IT & integration services	6	3	+94.2%
Wholesale	181	199	-9.5%
Equipment sales	20	22	-7.4%
Other revenues	10	7	+42.8%

> 80% of revenue comes from sustainably solid retail services

Revenue cb yoy growth in %



Retail services
Total MEA
6.3%
8.5%
7.7%
6.7%
7.2%
7.8%
7.9%
10.2%
8.5%
9.0%
3.0%
6.2%
5.2%
3.7%
5.2%
5.3%
5.8%
7.6%
6.1%
6.2%
FY 17
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20

> 90% of Retail Services revenue growth in Q1 20 comes from Data, Orange Money, and Fixed BB

26.5m 4G customers — **+51% yoy** — +27% Data revenue growth Q1 20

1.3m FBB customers — **+21% yoy** — +22% FBB revenue growth Q1 20

Orange Money

+22% Orange Money revenue growth Q1 20

> 1/3 of 47m Orange Money customers are active *

(active customers in millions, yoy growth in %)



15.5
16.5
16.6
18.2
18.6
+20%
Q1 19
Q2 19
Q3 19
Q4 19
Q1 20

* At least one transaction per month

Q1 2020 Enterprise

6th consecutive quarter of revenue growth driven by our network leadership and IT&IS

in €m	Q1 20	Q1 19 cb	yoy cb
Revenues	**1,934**	**1,918**	**+0.8%**
Fixed only services	974	992	-1.8%
Voice	307	328	-6.5%
Data	667	664	+0.5%
IT & integration services	737	690	+6.9%
Mobile*	223	237	-5.8%

*Mobile = Mobile Only Services + Equipment Sales

Revenues growth fuelled by IT&IS (yoy in %)


TOTAL
fixed only
mobile
IT&IS
8%
4%
0%
-4%
+0.6%
+0.7%
+1.8%
+0.8%
+0.8%
Q119
Q219
Q319
Q419
Q120

Market recognitions in our drivers of growth :


Cloud
Cybersecurity
Smart mobility

Top 8 European Large Providers of private cloud *

A unique brand: Orange Cyberdéfense Innovator in Cybersecurity**

Smart cities tailored solution for Abu Dhabi municipality

AkzoNobel

AkzoNobel partners with Orange to drive its digital transformation

Interne Orange

* Forrester's Overview Of 22 Hosted Private Cloud Providers (March 6, 2020)
** Avasant's Cybersecurity Services RadarView™ Report 2020

Conclusion

Appendices

Convergence, the bedrock of our strategy

€ 1.8bn Convergent services revenues in Q1 2020

+4.5% yoy



Convergent B2C customer base in million



% of broadband B2C customer base
France*
5.70
5.73
5.77
5.80
5.80
55%
55%
Q1 19 Q2 19 Q3 19 Q4 19 Q1 20
Spain
3.08
3.06
3.04
3.00
2.99
84%
85%
Q1 19 Q2 19 Q3 19 Q4 19 Q1 20
Poland
1.28
1.31
1.33
1.37
1.39
59%
63%
Q1 19 Q2 19 Q3 19 Q4 19 Q1 20

Churn improvement with convergence in Q1**

France	Spain	Poland
-3pt	-4pt	>0pt

Quarterly convergent ARPO, in €/month in Q1

France	Spain	Poland
€68.9	€58.3	€24.2
+2.9% yoy	+0.3% yoy	+3.3% yoy***

Number of mobile lines per convergent offer (Q1 yoy growth)

France	Spain	Poland
1.68	1.96	1.88
+2.0% yoy	+3.4% yoy	-1.2% yoy

* cb Open customers only

** Churn differential between convergent B2C customers and total fixed BB B2C customers

*** YoY evolution calculated in local currency